

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2010

Via U.S. Mail and Facsimile

Frank Perez
Chief Financial Officer
Tennessee Commerce Bancorp, Inc.
381 Mallory Station Road, Suite 207
Franklin, TN 37067

>   **Re: Tennessee Commerce Bancorp, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 27, 2010**
>   **File No. 333-167114**

Dear Mr. Perez:

        We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed May 27, 2010

General

1. Please tell us, with a view toward revised disclosure, whether the company's directors and/or officers intend to purchase any of the shares in the offering. Please tell us whether any shares will be specifically reserved for directors, officers or other groups of investors.

2. Prior to the effectiveness of the registration statement, please provide the staff with a letter from FINRA indicating whether FINRA objects to the underwriters' compensation.

3. It appears that the Form 10-Q for the fiscal quarter ended March 31, 2010 includes repossessed assets in the balance sheet item "Other Assets." Please revise future filings to separately disclose repossessed assets or advise us why you feel it is appropriate to include them in "Other Assets."

Prospectus Cover Page

4. Please revise to disclose the number of shares being offered in the public offering. This information must be disclosed prior to acceleration of effectiveness of the registration statement. Revise the remainder of the prospectus accordingly. Refer to Item 501(b)(2) of Regulation S-K and Securities Act Release No. 33-6714.

Recent Developments, page 3

Asset Quality, page 3

5. Please revise this section to disclose whether you have reduced your holdings of repossessed and nonperforming assets since March 31, 2010 and, if so, the amount by which they have been reduced. Please also describe in greater detail the three loans to which you attribute the additional increase in non-performing assets. For example, disclose the type of loan, the amount by which you are under-secured and the amount reserved for those loans.

Executive Compensation, page 5

6. Please confirm that your definition of Named Executive Officers here and in your definitive proxy statement on Schedule 14A filed on April 16, 2010 is consistent with Item 402(a)(3) of Regulation S-K. Specifically, confirm that you have disclosed compensation information for your PEO, PFO and three most highly compensated executive officers other than the PEO and PFO who were serving as executive offers at the end of the last completed fiscal year and whose compensation exceeded $100,000.

Risk Factors, page 11

Nonperforming assets adversely affect our results …, page 13

7. We note the increase in nonperforming assets and repossessed assets at March 31, 2010 compared to December 31, 2009. Please revise this risk factor to disclose the increase in nonperforming assets and repossessed assets.

Exhibits

8. Please file the underwriting agreement and legal opinion as exhibits to your next amendment or tell us when you plan to file them. Please note that we may have comments after reviewing these documents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: E. Marlee Mitchell
        Ammon J. Smartt
            Waller Lansden Dortch & Davis, LLP